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                             April 28, 2023

       Garrett Schreiber
       Chief Financial Officer
       FAST Acquisition Corp. II
       109 Old Branchville Road
       Ridgefield, Connecticut 06877

                                                        Re: FAST Acquisition
Corp. II
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 29,
2023
                                                            File No. 1-40214

       Dear Garrett Schreiber:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Exhibits Index, page 82

   1. We note that the Company omitted the internal control over financial reporting language from the introductory
portion of paragraph 4 of the certifications included as Exhibit 31 and also note that
paragraph 4b has not been provided within the certifications. Please explain why. Please
note that the officer certifications should conform exactly to the language set forth
within Exchange Act Rule 13a-14(a).
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Garrett Schreiber
FAST Acquisition Corp. II
April 28, 2023
Page 2

      You may contact Ta Tanisha Meadows at (202) 551-3322 or Linda Cvrkel at
(202) 551-
3813 with any questions.



FirstName LastNameGarrett Schreiber                    Sincerely,
Comapany NameFAST Acquisition Corp. II
                                                       Division of Corporation
Finance
April 28, 2023 Page 2                                  Office of Trade &
Services
FirstName LastName